[redacted]

SEC[illegible] 08032759 [illegible]SSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20267

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/2007 (MM/DD/YY) AND ENDING 9/30/2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: The Frazer Lanier Company, Incorprated

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 Water Street
(No. and Street)

Montgomery (City) — AL (State) — 36104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Susan S. Waldrop — (334) 265-8483
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jackson Thornton & Co., P.C.
(Name – *if individual, state last, first, middle name*)

200 Commerce Street (Address) — Montgomery (City) — AL (State) — 36104 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 1 0 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, S. Ashton Stuckey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of The Frazer Lanier Company, Incorporated, as of September 30, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice Chairman and Chief Operating Officer

Title

Melissa T. Boyle

Notary Public

MELISSA T. BOYLE
NOTARY PUBLIC
STATE OF ALABAMA
MY COMMISSION EXPIRES JUNE 15, 2010

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

THE FRAZER LANIER COMPANY, INCORPORATED

SEPTEMBER 30, 2008

FINANCIAL STATEMENTS

THE FRAZER LANIER COMPANY, INCORPORATED
MONTGOMERY, ALABAMA

INDEX

JACKSON THORNTON
A PROFESSIONAL CORPORATION www.jacksonthornton.com

MONTGOMERY, ALABAMA

Dothan

Prattville

Wetumpka

INDEPENDENT AUDITORS' REPORT

The Board of Directors
The Frazer Lanier Company, Incorporated
Montgomery, Alabama

We have audited the accompanying statements of financial condition of The Frazer Lanier Company, Incorporated as of September 30, 2008 and 2007 and the related statements of income, changes in stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Frazer Lanier Company, Incorporated as of September 30, 2008 and 2007 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Jackson Thornton & Co. PC

Montgomery, Alabama
November 20, 2008

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENTS OF FINANCIAL CONDITION
SEPTEMBER 30, 2008 AND 2007

ASSETS

	2008	2007
Cash	$ 1,183,288	$ 4,661,956
Receivables:		
Officers and employees	25,982	44,557
Underwriting fees and profit	158,199	133,080
Other	44,886	120,000
Notes receivable - officers and employees	2,664,575	2,709,575
Securities owned, at market:		
Stock	1,735,723	2,662,506
Property and equipment, net	228,475	278,823
Other assets	32,635	25,471
Total assets	$ 6,073,763	$ 10,635,968

LIABILITIES AND STOCKHOLDERS' EQUITY

	2008	2007
Liabilities:		
Accounts payable and accrued liabilities	$ 1,342,872	$ 5,252,465
Deferred income taxes	557,000	901,000
Total liabilities	1,899,872	6,153,465
Stockholders' equity:		
Common stock:		
Class A, voting, $1 par value; authorized 3,000 shares, 2,872 shares issued; 2,390 shares outstanding	2,872	2,872
Class B, nonvoting, $1 par value; authorized 1,000 shares, 550 shares issued; 321 shares outstanding	550	550
Additional paid-in capital	433,861	433,861
Retained earnings	4,491,853	4,800,465
Less: Common stock in treasury, 711 shares at cost	755,245	755,245
Total stockholders' equity	4,173,891	4,482,503
Total liabilities and stockholders' equity	$ 6,073,763	$ 10,635,968

The accompanying notes are an integral part of these financial statements.

THE FRAZER LANIER COMPANY, INCORPORATED

STATEMENTS OF INCOME
FOR THE YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	2008	2007
REVENUE:		
Underwriting transactions	$3,398,209	$7,434,305
Advisory fees	609,061	1,313,653
Gain (loss) on principal transactions:		
Realized	172	2,187
Unrealized	(926,783)	(125,294)
Interest	150,145	168,185
Other income	77,641	69,596
Total revenue	3,308,445	8,862,632
EXPENSES:		
Employee compensation and benefits	2,552,371	7,533,696
Communications	74,529	67,652
Occupancy and equipment costs	481,578	472,986
Promotional costs	395,895	441,680
Interest expense	5,838	11,252
Regulatory fees and expense	25,062	24,097
Other expenses	273,998	254,016
Total expenses	3,809,271	8,805,379
INCOME BEFORE INCOME TAXES	(500,826)	57,253
INCOME TAX EXPENSE (BENEFIT)	(192,214)	15,469
NET INCOME (LOSS)	$ (308,612)	$ 41,784

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2008 AND 2007

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of operations - The Frazer Lanier Company, Incorporated (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory.

Cash and cash equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

The Company maintains cash accounts in bank deposit accounts, which at times may exceed federally insured limits. At September 30, 2008, the Company has a cash balance of approximately $1,157,000 that is uninsured. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Accounts receivable - Accounts receivable are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the credit history with customers having outstanding balances and current relationships with them, it has concluded that realization losses on balances outstanding at year-end will be immaterial. No interest is accrued on accounts receivable.

Underwriting transactions - Revenue include fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent. Fees are recorded at the time the underwriting is completed and the income is reasonably determinable.

Investment advisory income - Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Securities - The Company carries all marketable securities at market values with applicable provision for deferred income taxes. Securities held at September 30, 2008 and 2007 consist of the common stock of two publicly traded companies with a cost of $162,500.

Depreciation - Depreciation of furniture and equipment is computed principally by accelerated methods for both financial reporting purposes and income tax purposes. Amortization of leasehold improvements is computed by the straight-line method. The estimated useful lives used to compute depreciation on assets are indicated below:

Leasehold improvements	5 - 31 years
Furniture and office equipment	5 - 7 years
Automobiles	5 years
Airplane	5 years

NOTE 5 - LEASES:
The Company subleases office space from a partnership, of which one partner is a stockholder of the Company. The lease agreement expires on September 30, 2009. Rental expense amounted to $141,590 and $142,096 for 2008 and 2007, respectively. The future minimum lease payments under this sublease is expected to be $140,460 for the year ending September 30, 2009.

NOTE 6 - INCOME TAXES:
Net deferred tax liabilities consist of the following components as of September 30:

	2008	2007
Deferred tax liabilities:		
Marketable securities	$ 581,000	$ 957,000
Furniture, equipment, and leasehold improvements	4,000	
Deferred tax assets:		
Furniture, equipment, and leasehold improvements		(14,000)
Contribution carryforward	(28,000)	(42,000)
Net deferred tax liability	$ 557,000	$ 901,000

The provision for corporate income taxes for the years ended September 30 consists of the following:

	2008	2007
Deferred income tax expense (benefit)	$ (344,000)	$ (89,000)
Current income tax expense:		
Federal	130,390	88,029
State	21,396	16,440
Total income tax expense (benefit)	$ (192,214)	$ 15,469

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended September 30, 2008 and 2007 primarily due to nondeductible expenses.

JACKSON THORNTON
A PROFESSIONAL CORPORATION www.jacksonthornton.com

MONTGOMERY, ALABAMA

Dothan

Prattville

Wetumpka

AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

The Board of Directors
The Frazer Lanier Company, Incorporated
Montgomery, Alabama

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Jackson Thornton & Co. PC

Montgomery, Alabama
November 20, 2008

THE FRAZER LANIER COMPANY, INCORPORATED

SCHEDULE OF EXPENSES
FOR THE YEARS ENDED SEPTEMBER 30, 2008 AND 2007

	2008	2007
EMPLOYEE COMPENSATION AND BENEFITS:		
Salaries:		
Senior officers	$ 663,743	$1,514,357
Other	279,086	443,205
Registered representatives	1,334,434	5,014,629
Payroll taxes	99,562	174,028
Miscellaneous employee benefits	175,546	387,477
	2,552,371	7,533,696
COMMUNICATIONS:		
Stationery and office supplies	16,049	16,265
Postage and mail expenses	14,236	9,001
Telephone	44,244	42,386
	74,529	67,652
OCCUPANCY AND EQUIPMENT COSTS:		
Rent and utilities	158,527	153,429
Depreciation and amortization	88,345	92,509
Maintenance and repairs	14,186	13,670
Insurance	66,300	66,156
Equipment rentals	20,694	18,529
Computer service bureau	133,526	128,693
	481,578	472,986
PROMOTIONAL COSTS:		
Advertising	13,454	3,962
Entertainment and meals	103,498	111,666
Dues	26,416	42,243
Sales literature and periodicals	22,003	13,623
Travel	230,524	269,278
Miscellaneous selling expense		908
	395,895	441,680
INTEREST EXPENSE	5,838	11,252
REGULATORY FEES AND EXPENSES:		
Assessments and dues	25,062	24,097
OTHER EXPENSES:		
Bank charges, net of clearance fees	34,813	30,943
Contributions	39,077	70,630
Conventions and meetings	31,375	21,539
Miscellaneous general expense	28,755	17,240
Professional fees	121,938	97,152
Taxes and licenses	18,040	16,512
	273,998	254,016
Total expenses	$3,809,271	$8,805,379

See Auditors' Report on supplementary information.

THE FRAZER LANIER COMPANY, INCORPORATED

MONTGOMERY, ALABAMA

SEPTEMBER 30, 2008

INDEPENDENT AUDITORS' REPORT ON
THE INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5

JACKSON THORNTON
A PROFESSIONAL CORPORATION www.jacksonthornton.com

MONTGOMERY, ALABAMA

Dothan

Prattville

Wetumpka

INDEPENDENT AUDITORS' REPORT ON THE INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5

The Board of Directors
The Frazer Lanier Company, Incorporated
Montgomery, Alabama

In planning and performing our audit of the financial statements of The Frazer Lanier Company, Incorporated (the Company) as of and for the year ended September 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Jackson Thornton & Co. PC

Montgomery, Alabama
November 20, 2008

END